Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 9 dated February 14, 2011

(to Prospectus dated July 6, 2010)

Sensus USA Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 9 supplements the Prospectus, dated July 6, 2010, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 9 is comprised of our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2011.

This Prospectus Supplement No. 9 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 9 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 9 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 9 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 9 of the Prospectus.

The date of this Prospectus Supplement No. 9 is February 14, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 333-113658

Sensus (Bermuda 2) Ltd.	Sensus USA Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8601 Six Forks Road, Suite 700, Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

(919) 845-4000

(Registrants’ telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒    Smaller reporting company  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of February 7, 2011, Sensus (Bermuda 2) Ltd. had 12,000 common shares outstanding, all of which were owned by Sensus (Bermuda 1) Ltd., and Sensus USA Inc. had 283.603994 shares of common stock outstanding, all of which were owned by Sensus (Bermuda 2) Ltd.

Part I—Financial Information

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

SENSUS (BERMUDA 2) LTD.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share and share data)

	December 31, 2010	March 31, 2010
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24.8	$59.2
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1.7 and $1.3, respectively	93.5	121.1
Other	0.7	1.9
Inventories, net	74.2	67.2
Prepayments and other current assets	11.2	12.2
Deferred income taxes	19.1	19.6
Deferred costs	6.6	4.3

Total current assets	230.1	285.5
Property, plant and equipment, net	128.7	134.9
Intangible assets, net	184.3	188.0
Goodwill	466.1	443.3
Deferred income taxes	15.8	15.8
Deferred costs	3.9	1.3
Other long-term assets	22.9	25.1

Total assets	$1,051.8	$1,093.9

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$74.5	$117.3
Accruals and other current liabilities	90.4	114.8
Current portion of long-term debt	1.7	22.7
Short-term borrowings	38.7	4.9
Restructuring accruals	10.5	12.9
Deferred revenue	30.5	34.3

Total current liabilities	246.3	306.9
Long-term debt, less current portion	439.6	438.3
Pensions	53.4	53.1
Deferred income taxes	81.6	81.7
Deferred revenue	15.0	4.8
Other long-term liabilities	25.0	28.6

Total liabilities	860.9	913.4
Commitments and Contingencies (Note 12)

STOCKHOLDER’S EQUITY:
Common stock, par value $1.00 per share, 12,000 shares authorized, issued and outstanding	—	—
Paid-in capital	285.7	251.5
Accumulated deficit	(102.5)	(74.6)
Accumulated other comprehensive income (loss)	1.4	(1.5)

Total stockholder’s equity	184.6	175.4

Noncontrolling interest	6.3	5.1

Total equity	190.9	180.5

Total liabilities and equity	$1,051.8	$1,093.9

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

(unaudited)

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
NET SALES	$180.6	$188.7	$608.6	$588.1

COST OF SALES	137.0	142.7	444.5	438.9

GROSS PROFIT	43.6	46.0	164.1	149.2

OPERATING EXPENSES:
Selling, general and administrative expenses	43.2	38.6	129.4	110.6
Restructuring costs	5.0	8.9	7.9	18.7
Amortization of intangible assets	3.2	3.1	9.9	8.9
Loss on debt extinguishment	—	—	—	5.9
Other operating expense	2.8	2.4	4.5	4.9

OPERATING (LOSS) INCOME	(10.6)	(7.0)	12.4	0.2

NON-OPERATING (EXPENSE) INCOME:
Interest expense, net	(11.0)	(11.0)	(33.4)	(31.7)
Other income (expense), net	0.2	—	(0.3)	1.3

LOSS BEFORE INCOME TAXES	(21.4)	(18.0)	(21.3)	(30.2)

PROVISION (BENEFIT) FOR INCOME TAXES	3.5	(2.7)	5.1	(6.0)

CONSOLIDATED NET LOSS	(24.9)	(15.3)	(26.4)	(24.2)

LESS: NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(0.7)	(0.4)	(1.5)	(1.8)

NET LOSS ATTRIBUTABLE TO CONTROLLING INTEREST	$(25.6)	$(15.7)	$(27.9)	$(26.0)

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

(in millions)

(unaudited)

	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholder’s Equity	Noncontrolling Interest	Total Equity

Balance at March 31, 2010	$—	$251.5	$(74.6)	$(1.5)	$175.4	$5.1	$180.5
Equity adjustment from parent related to Rongtai acquisition	—	1.7	—	—	1.7	—	1.7
Noncontrolling interest adjustment from Joint Venture liquidation	—	—	—	—	—	(0.3)	(0.3)
Capital contribution	—	35.0	—	—	35.0	—	35.0
Dividends declared to previous Joint Venture partner	—	(2.9)	—	—	(2.9)	—	(2.9)
Stock compensation expense	—	0.4	—	—	0.4	—	0.4
Other comprehensive (loss) income:
Net (loss) income	—	—	(27.9)	—	(27.9)	1.5	(26.4)
Foreign currency translation adjustment	—	—	—	2.2	2.2	—	2.2
Defined benefit pension plan adjustment, net of tax of $0.0 million	—	—	—	0.1	0.1	—	0.1
Unrealized gain on interest rate swaps, net of tax of $0.4 million	—	—	—	0.6	0.6	—	0.6

Total comprehensive (loss) income					(25.0)	1.5	(23.5)

Balance at December 31, 2010	$—	$285.7	$(102.5)	$1.4	$184.6	$6.3	$190.9

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

(unaudited)

	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
OPERATING ACTIVITIES:
Consolidated net loss	$(26.4)	$(24.2)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	21.3	19.5
Amortization of intangible assets	9.9	8.9
Amortization of software development costs	4.3	4.1
Amortization of deferred financing costs	2.4	2.3
Net loss on disposal of fixed assets	0.2	1.3
Non-cash restructuring charges	0.5	—
Stock compensation expense	0.4	—
Deferred income taxes	0.4	(11.8)
Net gain on foreign currency transactions	—	(0.6)
Loss on debt extinguishment	—	5.9
Changes in assets and liabilities used in operations, net of effects of acquisitions:
Trade accounts receivable	28.8	19.8
Inventories	(6.8)	(4.2)
Other current assets	1.1	2.1
Accounts payable, accruals and other current liabilities	(55.1)	(2.9)
Income taxes payable	—	0.6
Deferred revenue less deferred costs	1.5	5.6
Other	(1.3)	2.7

Net cash (used in) provided by operating activities	(18.8)	29.1
INVESTING ACTIVITIES:
Expenditures for property, plant and equipment	(17.6)	(22.1)
Purchases of intangible assets	(6.1)	(6.7)
Software development costs	(4.4)	(6.1)
Business acquisitions	(29.6)	(20.5)
Proceeds from sale of assets	0.1	—

Net cash used in investing activities	(57.6)	(55.4)
FINANCING ACTIVITIES:
Capital contribution	35.0	—
Increase (decrease) in short-term borrowings	33.6	(0.4)
Proceeds from debt issuance	2.5	35.0
Liquidation of Joint Venture payment to Joint Venture partner	(0.2)	—
Debt issuance costs	—	(8.8)
Purchase of noncontrolling equity interest	(7.0)	(6.0)
Principal payments on debt	(22.2)	(0.4)

Net cash provided by financing activities	41.7	19.4
Effect of exchange rate changes on cash	0.3	1.0

DECREASE IN CASH AND CASH EQUIVALENTS	(34.4)	(5.9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$59.2	$37.9

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$24.8	$32.0

SUPPLEMENTAL DISCLOSURES OF CASH FLOW:
Cash paid during the period for:
Interest	$38.4	$32.9

Income taxes, net of refunds	$3.1	$5.0

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES (NOTE 2):

During the nine months ended December 31, 2010 and December 26, 2009, paid-in capital decreased $1.0 million and $8.9 million, respectively, in connection with the purchase of the PDC Rongtai noncontrolling interest, representing the excess purchase price over the carrying value of the noncontrolling interest.

During the nine months ended December 26, 2009, the 15,000 unvested preference shares issued in connection with the AMDS acquisition became vested with a redemption value of $15 million.

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Description of Business

Sensus (Bermuda 2) Ltd. (“Sensus 2”), a wholly owned subsidiary of Sensus (Bermuda 1) Ltd. (“Sensus 1”), together with its subsidiaries, referred to herein as the Company, is a leading provider of advanced metering and related communications solutions to the worldwide utility industry. The Company is a global manufacturer of water, gas, heat and electric meters, as well as a provider of comprehensive metering communications system solutions that include both automatic meter reading (“AMR”) and installation and maintenance of advanced metering infrastructure (“AMI”) systems. In addition, the Company produces pipe joining and repair products for water and natural gas utilities and is a supplier of precision-manufactured aluminum die castings.

The Company was formed on December 18, 2003 through the acquisition of the metering systems and certain other businesses of Invensys plc (“Invensys”). Prior to the acquisition, the Company had no active business operations. The metering systems businesses operated by Invensys prior to the acquisition are referred to herein as “Invensys Metering Systems.”

Presentation

The accompanying consolidated financial statements are unaudited and have been prepared by the Company’s management in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information related to the Company’s organization, significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for the fair presentation of the unaudited consolidated financial statements have been included, and the unaudited consolidated financial statements present fairly the financial position and results of operations for the interim periods presented. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2010 and related notes thereto included in the Company’s Annual Report on Form 10-K/A as filed with the SEC on December 20, 2010.

The accompanying consolidated financial statements present results of the Company for the fiscal quarters and nine months ended December 31, 2010 and December 26, 2009. Effective April 1, 2010, the Company elected to change its quarterly reporting period to be based on the calendar quarter end. Prior to April 1, 2010, the Company operated on a 4 week, 4 week, 5 week financial and business closing schedule for all periods, except year end, which is March 31, and the fiscal half year, which is September 30. The three-month and nine-month periods ended December 31, 2010 include five more days than the corresponding periods of the prior fiscal year as a result of transitioning to the new reporting period. Operating results for interim periods are not necessarily indicative of the results that may be achieved for the full year.

Reclassifications

Certain prior year financial statement captions have been reclassified to conform to the current year presentation.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured. Additionally, the Company has certain sales rebate programs with some customers that periodically

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

require rebate payments. The Company estimates amounts due under these sales rebate programs at the point of sale. Net sales reflects estimated future rebate payments and sales returns and allowances. These estimates are based upon the Company’s historical experience. The Company records an allowance for sales returns based on the historical relationship between shipments and returns. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In October 2009, the FASB issued new revenue recognition guidance for multiple deliverable revenue arrangements, which changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires that the arrangement consideration be allocated to each deliverable based on the relative selling price. Concurrently, the FASB issued guidance modifying the scope of software revenue guidance for arrangements that include software elements to exclude software that is sold with a tangible product from the scope of software revenue guidance if the software is essential to the tangible product’s functionality. The Company elected to early adopt this accounting guidance retrospectively during the quarter ended March 31, 2010. Therefore, previously reported results for fiscal 2010 and prior fiscal periods were revised to reflect the impact of adoption. Upon adoption of the new guidance, the Company concluded that substantially all of its products and services are excluded from the scope of the software revenue recognition guidance.

The Company has long-term contracts primarily from AMI electric and gas utility customers for the deployment of AMI technology systems that contain multiple elements including hardware, software, project management and installation services as well as ongoing customer support.

Pursuant to the new revenue recognition guidance, revenue arrangements with multiple elements are divided into separate units of accounting if the delivered item(s) have value to the customer on a standalone basis and delivery/performance of the undelivered item(s) is probable. The Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. In multiple element arrangements revenue is allocated to each separate unit of accounting using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy and the applicable revenue recognition criteria. For the Company’s standard contract arrangements that combine deliverables, such as hardware, software, project management and installation services, each deliverable is generally considered a single unit of accounting. The amount allocable to a delivered item is limited to the amount that the Company is entitled to collect and that is not contingent upon the delivery/performance of additional items.

Hardware revenues are generally recognized at the time of shipment, receipt by customer, or, if applicable, upon completion of customer acceptance provisions. For software arrangements with multiple elements, revenue recognition is also dependent upon the availability of VSOE of fair value for each of the elements. The lack of VSOE, or the existence of extended payment terms or other inherent risks, may affect the timing of revenue recognition for software arrangements. If project management and installation services are essential to a software arrangement, revenue is recognized upon meeting the software acceptance provisions in the contract. Hardware and software post-sale maintenance support fees are recognized ratably over the life of the related service contract.

The Company records reductions to revenue for estimated commitments related to liquidated damages and contractual guarantees. The Company records sales of licensed technology in net sales. During the second quarter ended September 30, 2010, the Company recognized revenue of approximately $8 million in connection with the sale of a license of water metering technology.

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Revenue and Deferred Costs

Deferred revenue and associated incremental direct costs result primarily from long-term AMI electric and gas contracts whereby the Company has deployed metering infrastructure, shipped product or performed services, including billing customers for the products and services, but for which all revenue recognition criteria for accounting purposes have not yet been met (see Revenue Recognition above). Deferred revenue and deferred costs are shown separately within total liabilities and total assets, respectively, in the accompanying consolidated balance sheets and are classified as current or long term based on the period such amounts will be realized.

Stock-Based Compensation

Sensus 1 maintains a Restricted Share Plan (the “Plan”) that provides for the award of restricted common shares to officers, directors and consultants of the Company. The restricted shares issued pursuant to the Plan are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In October 2010, restricted shares were issued to a board member that are service time vested over three years with 25% of the options vesting immediately upon grant. In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Plan are subject to restrictions on transfer, repurchase rights and other limitations as set forth in the related management subscription and shareholders’ agreement. As of December 31, 2010, there were 2,000,000 restricted shares of Sensus 1 authorized and 1,139,000 shares issued and outstanding. The outstanding restricted shares were purchased for $0.01 of cash consideration, which at the time of issuance was determined to be the fair market value. During the fiscal quarter and nine months ended December 31, 2010, 150,000 restricted shares were granted. No awards were granted under the Plan in the fiscal quarter and nine months ended December 26, 2009.

The Company accounts for its compensation cost related to share-based payment transactions based on estimated fair values. The Company performs a fair value analysis of its restricted shares as of the grant date to determine compensation expense required to be recorded. For each reporting period, the Company performs an evaluation of its contingent repurchase rights on an individual employee-by-employee basis. If the Company’s contingent repurchase features become probable, the Company will assess whether liability classification is appropriate. Stock compensation expense of $0.3 million related to the Plan was recognized for the fiscal quarter and nine months ended December 31, 2010. No stock compensation expense related to the Plan was recognized for the fiscal quarter and nine months ended December 26, 2009.

On July 19, 2007, the Company’s board of directors approved the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”), as well as a form of Notice of Stock Option Grant and Nonqualified Stock Option Agreement. The Option Plan provides for the issuance of stock options to employees, directors and consultants of the Company and its subsidiaries and affiliates. A total of 2,000,000 shares of Sensus 1 Class B common stock are authorized for issuance upon exercise of options granted pursuant to the Option Plan. The options awarded under the Option Plan have a contractual term of 10 years, and are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant, and vesting may accelerate upon the occurrence of certain stated liquidity events. During the fiscal quarter and nine months ended December 31, 2010, 1,250 and 140,250 stock options were granted and 12,000 and 72,000 were forfeited under the Option Plan, respectively. As of December 31, 2010, 386,800 of the 1,104,750 options outstanding under the Option Plan were vested.

Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value, including consideration of non-performance risk, and expands disclosures about fair value measurements. Fair value is defined as the price

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

GAAP also establishes a fair value hierarchy that categorizes and prioritizes the inputs used to estimate fair value into three levels based upon their observability. Level 1 has the highest priority and Level 3 the lowest. If an input is based on bid and ask prices, the guidance permits the use of a mid-market pricing convention. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are not directly observable, but that are corroborated by observable market data.

•

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to the extent that observable inputs are not available, allowing for situations in which there is little, if any, market activity for an asset or liability.

For the current fiscal quarter, fair value measurements affect the Company’s contingent consideration as disclosed in Note 2 Acquisitions.

Fair Value of Financial Instruments

The carrying amounts of cash, trade receivables and trade payables approximated fair values as of December 31, 2010 and March 31, 2010 due to their short-term nature. The estimated fair value of the Company’s term loans and revolving credit facility borrowings was $198.9 million and $186.8 million at December 31, 2010 and March 31, 2010, respectively. The estimated fair value of the Company’s 8.625% senior subordinated notes was approximately $279.8 million and $272.3 million at December 31, 2010 and March 31, 2010, respectively, compared to its face value of $275.0 million. The fair value of these notes was determined based upon recent market transactions and dealer indicative pricing.

The following table presents the fair value measurements of the Company’s term loans and revolving credit facility borrowings and the 8.625% senior subordinated notes and the associated fair value hierarchy level as of December 31, 2010 (in millions):

	Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Term loans and revolving credit facility borrowings	$198.9	$—	$198.9	$—

8.625% senior subordinated notes	$279.8	$—	$279.8	$—

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the financial statements. Due to various factors affecting future costs and operations, actual results could differ from those estimates.

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Acquisitions

Rongtai. On July 27, 2005, the Company formed a joint venture in China for its Sensus Precision Die Casting business with Yangzhou Runlin Investment Co., Ltd. The joint venture was called Sensus-Rongtai (Yangzhou) Precision Die Casting Co., Ltd. (“PDC Rongtai”). On September 29, 2009, the Company completed the acquisition of the 40% noncontrolling interest held by Yangzhou Runlin Investment Co., Ltd. As a result of the acquisition and in accordance with the terms of the equity transfer agreement, PDC Rongtai became wholly owned by a subsidiary of the Company and was subsequently renamed Sensus Precision Die Casting (Yangzhou) Co., Ltd. The terms of the agreement, as amended, include total consideration with an estimated fair value of $18.8 million consisting of:

•	$6.0 million in cash at closing;

•	$7.0 million in cash during December 2010; and

•	$5.8 million to be paid in the fourth quarter of fiscal 2011.

The carrying value of the non-controlling interest at September 29, 2009 was $8.8 million. The $10.0 million of excess consideration paid and to be paid over the carrying value of the noncontrolling interest decreased paid-in capital.

In conjunction with the equity transfer agreement, the Company had entered into a real estate transfer contract with Yangzhou Rongtai Industrial Development Co., Ltd. (“Yangzhou”) to sell certain buildings, ancillary equipment and land-use rights to Yangzhou for approximately $2.0 million. These assets are included in the Company’s all other segment. Title to the transferred property will pass to Yangzhou upon receipt of the required regulatory approvals. In the interim, the Company continues to use the existing facilities in the normal course of operations and production; accordingly, the facilities remain classified as held and used and continue to be depreciated.

Telemetric. On June 30, 2009, the Company acquired substantially all of the assets and assumed certain liabilities of Telemetric Corporation (“Telemetric”) for approximately $11.7 million, including $6.8 million in cash at closing and $1.0 million payable within approximately one year of the closing date of the related asset purchase agreement, of which $0.7 million was paid in fiscal 2010 and $0.3 million in fiscal 2011. Additional cash consideration may become payable based on the performance of the acquired business through June 2013. Acquisition-date fair value for this contingent consideration was estimated at $3.9 million. The Company financed the transaction primarily with cash on hand and borrowings under its senior credit facilities. Telemetric provides utilities with distribution automation systems that use commercial cellular networks and PowerVistaTM, a web-based software application. This acquisition provides the Company with a significant and established presence in the distribution automation portion of the utility landscape and augments the Company’s AMI and Smart Grid solutions.

The Company recorded $4.6 million of goodwill related to the acquisition. This value is attributable primarily to the expected synergies arising from the complementary technologies of Telemetric and the Company as well as the assembled workforce. Goodwill related to the acquisition was assigned to the Company’s utility infrastructure and related communication systems segment, and is deductible for income tax purposes over 15 years.

Acquisition-related costs of $0.1 million for the fiscal quarters ended December 31, 2010 and December 26, 2009 and $0.4 million and $0.3 million for the nine months ended December 31, 2010 and December 26, 2009, respectively, are classified as other operating expense, net in the accompanying consolidated statements of operations.

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contingent consideration component of the purchase consideration will become payable if the acquired business achieves certain financial performance measures through June 2013, and is subject to a $12 million cap. Payments on an undiscounted basis are projected to be $5.8 million. The estimated fair value of the contingent purchase consideration is based upon management-developed forecasts, a level 3 input in the fair value hierarchy. These cash flows are discounted based upon a weighted-average cost-of-capital in arriving at the acquisition-date fair value of $3.9 million. The discount rate was developed using market participant company data, a level 2 input in the fair value hierarchy. From the date of acquisition to December 31, 2010, there have been no significant changes in the $5.8 million estimate of undiscounted cash flows. During that same time period, $0.9 million was accreted to the fair value of the contingent consideration for the passage of time, with the corresponding expense classified as other operating expense, net in the accompanying consolidated statements of operations. In accordance with the purchase agreement a payment of $1.0 million of contingent consideration was made in fiscal 2011.

The following table presents the fair value measurements of contingent consideration and the associated fair value hierarchy level as of December 31, 2010 (in millions):

	Fair Value Measurements
	Fair Value	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Contingent consideration	$3.9	$—	$—	$3.9	(1)

(1)	Note that because there are both level 2 and level 3 inputs included in the determination of fair value of the contingent consideration, the Company has characterized this measure as level 3.

AMDS. On July 6, 2006, the Company acquired substantially all of the assets and assumed certain liabilities of Advanced Metering Data Systems, L.L.C. (“AMDS”) for $62.6 million consisting of $49.8 million in cash and 15,000 vested preference shares issued by Sensus 1. The Company financed the transaction with equity contributions totaling $30.4 million in cash from Sensus 1, cash on hand and utilization of the Company’s revolving credit facility. As discussed below, the vested preference shares were subject to mandatory redemption by Sensus 1 for $15 million at the option of the holder once certain future financial performance targets were achieved.

During fiscal 2008 and 2009, the performance thresholds were achieved related to the vested preference shares. Accordingly, 15,000 vested preference shares were released from restrictions, and in fiscal 2009, AMDS opted to have the 15,000 unrestricted shares redeemed for $15 million in cash. As required by the AMDS purchase agreement, the $15 million was funded by Sensus 1 during fiscal 2009, and thus the Company’s cash position was not impacted.

The Company is required to make additional future cash payments to AMDS based on certain financial performance measures of the acquired business through March 2011. Related to the performance of the acquired business, the Company accrued $22.5 million for the nine months ended December 31, 2010 and $32.4 million cumulatively, net of $47.2 million paid in accordance with the purchase agreement ($0.9 million in fiscal 2008, $4.6 million in fiscal 2009, $13.4 million in fiscal 2010 and $28.3 million in fiscal 2011). In the accompanying consolidated balance sheet as of December 31, 2010, $20.9 million is classified as accruals and other current liabilities and $11.5 million is classified as other long-term liabilities. The offset to these accrued amounts reflects additional purchase price and is classified as goodwill.

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, on the date of acquisition, Sensus 1 issued 15,000 unvested preference shares to AMDS, which were subject to vesting based on the performance of the acquired business over a five-year period following closing. The redemption value of the unvested preference shares was $15 million if the specified performance thresholds were achieved over the relevant period. During fiscal 2010, the performance thresholds were achieved related to the unvested preference shares and all of these preference shares became vested. Accordingly, 15,000 vested preference shares were released from restrictions, and in fiscal 2010, AMDS opted to have the 15,000 unrestricted shares redeemed for cash. As required by the AMDS purchase agreement, the $15 million was funded by Sensus 1, and thus the Company’s cash position was not impacted.

Cumulative accrued amounts to be paid in cash and any additional future cash consideration represent additional purchase price and increase the amount of recorded goodwill when the contingencies are resolved. The operating results from the AMDS acquisition have been included in the Company’s consolidated financial statements from the date of acquisition.

3. Goodwill and Identifiable Intangible Assets

Intangible assets consist of tradenames, patents, non-competition agreements, developed technology and customer and distributor relationships. Goodwill of $466.1 million at December 31, 2010 represents the excess of the purchase price paid by the Company for Invensys Metering Systems, NexusData, Inc., AMDS and Telemetric over the fair value of the net assets acquired. The goodwill is attributed to the value placed on the Company being an industry leader with market-leading positions in the North American and European water metering markets, the North American clamps and couplings market and the expected synergies resulting primarily from the AMDS and Telemetric acquisitions. The Company is also a market leader in the North American gas metering market, the European heat metering market and the North American water AMI market. The Company has achieved these leadership positions by developing and manufacturing innovative products. In addition, future expansion of AMI technology provides a significant opportunity for the Company. Patents, trademarks, developed technology, customer and distributor relationships and non-competition agreements are stated at fair value on the date of acquisition as determined by an independent valuation firm.

Intangible assets are summarized as follows (in millions):

	December 31, 2010		March 31, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets not subject to amortization:
Goodwill	$466.1	$—	$443.3	$—
Tradenames (indefinite lived)	25.0	—	25.0	—

	491.1	—	468.3	—
Intangible assets subject to amortization:
Distributor and marketing relationships	207.2	(73.5)	204.5	(67.2)
Developed technology	28.3	(10.1)	28.3	(8.3)
Non-competition agreements	30.5	(30.5)	30.5	(30.4)
Patents	19.8	(13.5)	16.4	(12.8)
Tradenames (definite lived)	3.2	(2.1)	3.2	(1.2)

	289.0	(129.7)	282.9	(119.9)

Total intangible assets	$780.1	$(129.7)	$751.2	$(119.9)

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Inventories

Inventories consist of the following (in millions):

	December 31, 2010	March 31, 2010
Raw materials, parts and supplies	$43.2	$37.6
Work in process	11.6	10.4
Finished goods	22.6	21.1
Allowance for shrink and obsolescence	(3.2)	(1.9)

Inventories, net	$74.2	$67.2

5. Financial Instruments

The Company utilizes derivative instruments, specifically forward foreign currency contracts and interest rate swap agreements, to manage its exposure to market risks such as foreign currency exchange and interest rate risks. The Company records derivative instruments as assets or liabilities on the consolidated balance sheet, measured at fair value. As of December 31, 2010, the Company had no foreign currency forward contracts outstanding.

The Company utilizes interest rate swap agreements to mitigate its exposure to fluctuations in interest rates on variable-rate debt. As of December 31, 2010, the Company has no interest rate swap agreements outstanding.

6. Restructuring Costs

The following reflects activity associated with costs related to the Company’s restructuring initiatives (in millions):

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Employee severance and exit costs:
Accrued	$3.4	$8.3	$4.6	$17.0
Expensed as incurred	1.2	0.6	2.0	1.7

	4.6	8.9	6.6	18.7
Impairment of long-lived assets:
Accrued	—	—	(0.1)	—
Expensed as incurred	0.2	—	0.3	—

	0.2	—	0.2	—
Other costs expensed as incurred	0.2	—	1.1	—

Total	$5.0	$8.9	$7.9	$18.7

For the fiscal quarter and nine months ended December 31, 2010, the Company incurred $5.0 million and $7.9 million, respectively, of restructuring costs primarily related to the rationalization of its water and heat meter product lines across Europe, the Middle East, Africa and South America, an early retirement program in Germany and alignment activities associated with global manufacturing operations.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 18, 2008, Sensus GmbH Ludwigshafen, a subsidiary of the Company, reached an understanding with its German works council on the general terms of a restructuring of the Ludwigshafen operations. The restructuring is part of a plan adopted by the Company to improve the competitiveness of its German operations. The restructuring is expected to include the closure of certain production lines at the facility and a reduction of approximately 180 employees. As a result of this reduction of employees, the Company expects to record total charges of approximately $28.8 million of severance and related payroll costs. The Company currently expects that these restructuring measures will be substantially concluded by December 31, 2011. During the current fiscal quarter and nine-month period, the Company accrued $0.4 million and $1.2 million, respectively, for the reduction of employees. As of December 31, 2010, the Company has cumulatively accrued $27.0 million under this plan. The Company expects to incur additional restructuring costs for this and other programs of approximately $1.0 million for the remainder of fiscal 2011.

Changes in restructuring accruals are summarized as follows (in millions):

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Balance at beginning of period	$12.7	$12.0	$15.9	$9.1
Accrual of new committed/announced programs	3.4	8.3	4.6	17.0
Cash payments	(2.4)	(0.8)	(6.8)	(7.4)
Foreign currency translation adjustment	(0.2)	(0.4)	(0.2)	0.4

Balance at end of period	$13.5	$19.1	$13.5	$19.1

Current portion	$10.5	$17.2	$10.5	$17.2
Non-current portion	3.0	1.9	3.0	1.9

Total	$13.5	$19.1	$13.5	$19.1

Restructuring accruals are reflected within current liabilities and other long-term liabilities on the Company’s consolidated balance sheets. As of December 31, 2010, restricted cash of $4.6 million, consisting of $2.3 million classified as other long-term assets and $2.3 million classified as prepayments and other current assets in the accompanying consolidated balance sheet, was earmarked to fund the Company’s early retirement contracts for certain of its German employees.

7. Warranty Obligations

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on established terms and the Company’s estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty reserves are reflected within accruals and other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in product warranty reserves are summarized as follows (in millions):

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Balance at beginning of period	$11.5	$13.0	$11.9	$13.7
Warranty provision	2.2	1.9	7.7	4.9
Settlements made	(2.0)	(1.8)	(7.9)	(5.8)
Foreign currency translation adjustment	—	—	—	0.3

Balance at end of period	$11.7	$13.1	$11.7	$13.1

Current portion	$11.1	$11.5	11.1	$11.5
Non-current portion	0.6	1.6	0.6	1.6

Total	$11.7	$13.1	$11.7	$13.1

8. Retirement Benefits

The Company has defined benefit plans in Germany and the United States. Pension benefits in Germany for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The U.S. defined benefit plan consists of only unionized hourly employees. The Company’s policy is to fund its pension obligations in conformity with the funding requirements of laws and governmental regulations applicable in the respective country.

Net periodic benefit cost for the German pension plan consists of the following (in millions):

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Service cost	$0.3	$0.2	$0.9	$0.8
Interest cost	0.7	0.8	2.0	2.2

Net periodic benefit cost	$1.0	$1.0	$2.9	$3.0

Net periodic pension cost for the U.S. pension plan consists of the following (in millions):

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Service cost	$0.3	$0.2	$0.8	$0.7
Interest cost	0.1	0.1	0.3	0.3
Expected return on plan assets	(0.1)	(0.1)	(0.3)	(0.2)
Amortization of net loss	0.1	0.1	0.1	0.1

Net periodic benefit cost	$0.4	$0.3	$0.9	$0.9

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company expects to continue to make contributions sufficient to fund benefits paid under its U.S. pension plan. The Company contributed approximately $0.8 million in the first nine months of fiscal 2011 to its U.S. plan. Total contributions for the current fiscal year will approximate $1.0 million, and further contributions may be made at the Company’s discretion.

9. Business Segment Information

Reporting Segments. The Company has two principal product groups: utility infrastructure systems products and support products. Utility infrastructure systems products include AMI and AMR communications systems, distribution automation and demand response systems and four principal metering product categories: water, gas, heat and electricity. Support products include pipe joining and repair products and die casting products. The two product groups, plus corporate operations, are organized into two reporting segments: Utility Infrastructure and Related Communication Systems and All Other.

Utility Infrastructure and Related Communication Systems revenues consist solely of third-party sales. All Other revenues consist of third-party and inter-segment sales.

Inter-segment sales generally approximate cost. Cost of sales is based on standard cost, which includes materials, direct labor, warranty expense, overhead allocation, as well as variances from standard costs. Operating expenses directly associated with the reporting group include sales, marketing, product development and administrative expenses and amortization of intangible assets.

Corporate operating expenses, interest expense, amortization of intangible assets and deferred financing costs, and management fees are not allocated to the product lines and are incorporated in the All Other operating segment.

Reporting Segment Products

Reporting Segment	Major Products
Utility Infrastructure and Related Communication Systems	Fixed network AMI, AMR systems; commercial and residential water, gas, electric and heat meters used by utilities. Fixed network AMI systems include communications technology, hardware and software. AMR systems include handheld and mobile radio-frequency reading systems. All AMI and meter reading system solutions include installation services and ongoing systems support.
All Other

Pipe joining, tapping and repair products that consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. Die casting products that consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides revenue, operating (loss) income and pre-tax loss for each segment (in millions):

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Segment revenue
Utility infrastructure and related communication systems	$150.4	$157.8	$513.7	$497.0
All other	30.2	31.3	95.4	92.6
Eliminations	—	(0.4)	(0.5)	(1.5)

Total	$180.6	$188.7	$608.6	$588.1

Operating (loss) income
Utility infrastructure and related communication systems	$(4.9)	$(4.9)	$21.7	$8.3
All other	(5.7)	(2.1)	(9.3)	(8.1)

Total	$(10.6)	$(7.0)	$12.4	$0.2

(Loss) income before income taxes
Utility infrastructure and related communication systems	$(5.4)	$(5.5)	$19.7	$7.9
All other	(16.0)	(12.5)	(41.0)	(38.1)

Total	$(21.4)	$(18.0)	$(21.3)	$(30.2)

Geographic Regions. Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties		Long-Lived Assets
	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009	December 31, 2010	March 31, 2010
North America	$416.4	$411.2	$70.6	$73.4
Europe, Middle East, Africa	144.3	136.0	35.3	38.2
South America	11.9	11.3	1.9	1.7
Asia	36.0	29.6	20.9	21.6

Total	$608.6	$588.1	$128.7	$134.9

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets. Long-lived assets comprise property, plant and equipment, net.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Comprehensive Loss

Comprehensive loss consists of the following (in millions):

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Consolidated net loss	$(24.9)	$(15.3)	$(26.4)	$(24.2)
Other comprehensive income (loss):
Foreign currency translation adjustment	1.0	0.4	2.2	2.3
Defined benefit pension adjustment	—	—	0.1	—
Net gain on interest rate swaps, net of tax	—	0.5	0.6	1.5

Consolidated comprehensive loss	$(23.9)	$(14.4)	$(23.5)	$(20.4)

Comprehensive income attributable to the noncontrolling interest	$(0.7)	$(0.4)	$(1.5)	$(1.8)

Comprehensive loss attributable to controlling interest	$(24.6)	$(14.8)	$(25.0)	$(22.2)

11. Income Taxes

Income tax expense (benefit) for the fiscal quarter and nine months ended December 31, 2010 reflects the Company’s pre-tax loss based on the Company’s estimated annual effective tax rate.

The Company had $4.5 million of unrecognized tax benefits as of December 31, 2010, including interest and penalties, $3.4 million of which is reflected in other long-term liabilities on the accompanying consolidated balance sheet. The total amount of net unrecognized tax benefits that, if recognized in a future period, would affect the effective rate was $4.6 million as of December 31, 2010.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2010 and March 31, 2010, the Company accrued $1.2 million and $0.9 million, respectively, in other long-term liabilities for interest and penalties.

Due to the expiration of foreign and state statutes of limitations and settlements with tax authorities, it is reasonably possible that the Company’s net unrecognized tax benefits may change within the next 12 months by approximately $0.2 million.

As of December 31, 2010, the Company is subject to U.S. federal income tax examination for fiscal years ending March 31, 2008 through 2010, foreign income tax examination for fiscal years ending March 31, 2007 through 2010, and U.S. state and local income tax examination for fiscal years ending March 31, 2006 through 2010. Presently, the Company is under audit in two U.S. jurisdictions and one foreign jurisdiction.

12. Commitments and Contingencies

The Company is, from time to time, involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of its business involving product liability, product warranty, property damage, insurance coverage, intellectual property and environmental matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery,

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based upon current information, management believes these unresolved legal actions will not have a material effect on the financial position or results of operations of the Company.

The Company, as well as many other third parties, has been named as a defendant in several lawsuits filed related to illnesses from exposure to asbestos or asbestos-containing products. The plaintiffs claim unspecified damages. The complaints filed in connection with these proceedings do not specify which plaintiffs allegedly were involved with the Company’s products, and it is uncertain whether any plaintiffs have asbestos-related illnesses or dealt with the Company’s products, much less whether any plaintiffs were exposed to an asbestos-containing component part of the Company’s product or whether such part could have been a substantial contributing factor to the alleged illness. Although we are entitled to indemnification for legal and indemnity costs for asbestos claims related to these products from certain subsidiaries of Invensys, under the stock purchase agreement pursuant to which we acquired Invensys Metering Systems, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with the acquisition of Invensys Metering Systems.

On December 23, 2008, the Company was sued in a breach of contract action filed by Cannon Technologies, Inc. (“Cannon”). The lawsuit was filed in the U.S. District Court for the District of Minnesota. The lawsuit alleges breach of contract, breach of warranty and fraud with respect to electricity meters sold to Cannon and seeks unspecified damages, interest costs and attorneys’ fees.

On March 13, 2009, the Company was sued in a patent infringement lawsuit filed in the U.S. District Court for the Eastern District of Texas by EON Corp. IP Holdings, LLC (“EON”). This lawsuit alleges the infringement of two patents allegedly owned by EON (the “EON Patents”). The lawsuit alleges that the Company infringes the EON Patents by “making, using, offering for sale, and/or selling two-way communication networks and/or data systems that fall within the scope of at least one claim of each of the EON Patents.” The lawsuit seeks unspecified damages, an injunction against further infringement, interest costs and attorneys’ fees.

On September 9, 2009, the Company was notified of an arbitration commenced against the Company in Pittsburgh under the rules of the American Arbitration Association. The claim is by Power Sales and Service (“Power Sales”), a terminated distributor. Power Sales claims commissions allegedly due under its contract with the Company before it was terminated.

On April 6, 2010, the Company, along with approximately a dozen other companies, was sued by a group of individual plaintiffs in North Carolina State Court, Wake County over injuries and deaths suffered in an explosion at a factory in rural North Carolina. The plaintiffs claim unspecified damages. As discovery has only just commenced, it is impossible to know the Company’s exposure, if any, in the lawsuit.

On October 22, 2010, the Company, along with fifteen other named defendants, was sued in a patent infringement lawsuit filed in the U.S. District Court for the Eastern District of Texas by EON. This lawsuit alleges that the Company infringes EON’s patent by making, using, importing, offering for sale or selling two-way communication networks, associated services or data systems that fall within the scope of at least one claim of EON’s patent. The lawsuit seeks unspecified damages, an injunction against further infringement, interest costs and attorneys’ fees.

The Company is unable to estimate the amount of its exposure, if any, related to the foregoing claims that are pending at this time. The Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company’s results of operations or financial position.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 30, 2010, the Company settled two patent infringement lawsuits previously filed against the Company by IP Co., LLC (“IP Co.”) and SIPCO, LLC (“SIPCO”) in the U.S. District Court for the Eastern District of Texas. The lawsuits generally alleged that the Company’s FlexNet System infringed upon patents owned by IP Co. and SIPCO. As part of the settlement, the Company agreed to pay IP Co. and SIPCO approximately $4 million, payable in two installments, for a non-exclusive license to use certain patents owned by IP Co. and SIPCO. The Company paid the first installment of approximately $2 million in October 2010 and the second installment in the same amount in December 2010. Under the transaction, the Company expensed $0.8 million of patent settlement costs in the fiscal quarter ended September 30, 2010 that was related to benefits received by the Company in and prior to that period.

On October 8, 2010, the Company entered into a settlement agreement with one of its customers relating to the Company’s alleged failure to meet certain product, service and software specifications and performance schedules set forth in the underlying master purchase and related support agreements (collectively, the “Infrastructure Agreements”). In connection with this settlement, the Company paid the customer the agreed-upon $3.3 million in December 2010, representing retroactive product credits. In addition, the Company has committed to provide the customer with approximately $5.9 million of future per unit product discounts. As of December 31, 2010, approximately $1 million of these discounts had been drawn upon. In the event that one or more of the Infrastructure Agreements is terminated due to a material breach by the Company prior to certain contract dates, the Company will be obligated to pay the customer liquidated damages equal to the sum of the present values of certain software fees, annual fees, installment payments or aggregate discounts, as applicable, coming due to the Company, or, in the case of aggregate discounts, owed to the customer, after the relevant termination date. As of December 31, 2010, the Company has deferred revenues of approximately $11.3 million related to this commitment.

On October 15, 2010, the Company settled a lawsuit previously filed against the Company and one of its distributors, Aqua-Metric Sales Co., by Valley Center Municipal Water District in the California Superior Court, San Diego County. The lawsuit alleged breach of contract and breach of express and implied warranties related to water meters supplied to the Valley Center Municipal Water District. As part of the settlement, the Company agreed to provide the Valley Center Municipal Water District with a product credit of an immaterial amount, and the Valley Center Municipal Water District agreed to return certain residential meter registers to the Company.

The Company has entered into various agreements that require letters of credit for financial assurance purposes. These letters of credit are available to fund the payment of such obligations. At December 31, 2010, the Company had $12.7 million of letters of credit outstanding that had not been drawn upon with expiration dates ranging from one month to 12 months.

Environmental Matters

The Company is aware of known contamination at the following United States facilities: Russellville, Kentucky; DuBois and Uniontown, Pennsylvania; and Texarkana, Arkansas as a result of historic releases of hazardous materials. The former owner of these sites is investigating, remediating and monitoring these properties. The Company is obligated to reimburse the former owner for a portion of cash paid on the remediation plus interest on cash paid at all sites other than Russellville (the “Reimbursement Sites”), where the former owner pays all remediation costs. The Company is unable to estimate the amount of such costs at this time. In connection with the acquisition of Invensys Metering Systems, certain subsidiaries of Invensys agreed to retain liability for the reimbursement obligations related to the Reimbursement Sites.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, there is contamination in the soil and groundwater at our facility in Ludwigshafen, Germany. We were indemnified by the former owner against costs that may result from the contamination, but have accepted a lump-sum payment from the former owner in return for a release of its indemnity obligations. We also have an indemnity, subject to certain limitations, from certain subsidiaries of Invensys regarding this facility pursuant to the terms of the purchase agreement governing the acquisition of Invensys Metering Systems.

Based on information currently available, the Company believes that future environmental compliance expenditures will not have a material effect on its financial position or results of operations, and has established allowances the Company believes are adequate to cover potential exposure to environmental liabilities. However, as to any of the above described indemnities, we are subject to the credit risk of the indemnifying parties. If the indemnifying parties are unable to reimburse us of our share of the cost of remediation, additional environmental compliance costs and liabilities could reduce the Company’s future net income and cash available for operations.

13. Debt

The Company’s total indebtedness outstanding consists of the following (in millions):

	December 31, 2010	March 31, 2010
Current portion of U.S. term loan facility	$1.7	$22.7
Short-term borrowings	38.7	4.9

Total current portion of long-term debt	40.4	27.6
U.S. term loan facility	162.1	163.3
Long-term revolving loans	2.5	—
Senior subordinated notes	275.0	275.0

Total long-term debt	439.6	438.3

Total debt	$480.0	$465.9

14. Stock-Based Compensation

Sensus 1 maintains a Restricted Share Plan (the “Plan”) that provides for the award of restricted common shares to officers, directors and consultants of the Company. The restricted shares issued pursuant to the Plan are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In October 2010, restricted shares were issued to a board member that are service time vested over three years with 25% of the options vesting immediately upon grant. In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Plan are subject to restrictions on transfer, repurchase rights and other limitations as set forth in the related management subscription and shareholders’ agreement. As of December 31, 2010, there were 2,000,000 restricted shares of Sensus 1 authorized and 1,139,000 shares issued and outstanding. The outstanding restricted shares were purchased for $0.01 of cash consideration, the amount determined to be the fair market value at the date of issuance. During the fiscal quarter and nine months ended December 31, 2010, 150,000 restricted shares were granted. No awards were granted under the Plan in the fiscal quarter and nine months ended December 26, 2009.

The Company accounts for its compensation cost related to share-based payment transactions based on estimated fair values. The Company performs a fair value analysis of its restricted shares as of the grant date to determine compensation expense required to be recorded. For each reporting period, the Company performs an

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluation of its contingent repurchase rights on an individual employee-by-employee basis. If the Company’s contingent repurchase features become probable, the Company will assess whether liability classification is appropriate. Stock compensation expense of $0.3 million related to the Plan was recognized for the fiscal quarter and nine months ended December 31, 2010. No stock compensation expense related to the Plan was recognized for the fiscal quarter and nine months ended December 26, 2009.

On July 19, 2007, the Company’s board of directors approved the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”), as well as a form of Notice of Stock Option Grant and Nonqualified Stock Option Agreement. The Option Plan provides for the issuance of stock options to employees, directors and consultants of the Company and its subsidiaries and affiliates. A total of 2,000,000 shares of Sensus 1 Class B common stock are authorized for issuance upon exercise of options granted pursuant to the Option Plan. The options awarded under the Option Plan have a contractual term of 10 years, and are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant, and vesting may accelerate upon the occurrence of certain stated liquidity events. During the fiscal quarter and nine months ended December 31, 2010, 1,250 and 140,250 stock options were granted and 12,000 and 72,000 were forfeited under the Option Plan, respectively. As of December 31, 2010, 386,800 of the 1,104,750 options outstanding under the Option Plan were vested.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model. Because the Company’s shares are not publicly traded and the Company does not have a history of issuing stock options, the expected volatility and expected term variables used in the Black-Scholes model were based upon analysis of similar public companies. Expected volatility was based upon historical volatility of similar public companies’ stock prices. Since expected volatility is a measure of both historical and implied volatility, as a point of reference, we then compared this calculated amount to similar public companies’ disclosed expected volatilities for reasonableness. Expected term was developed giving consideration to vesting terms, contractual life and review of disclosure of similar public companies. Given that our shares are not publicly traded and we do not have a history of granting stock options, we believe that this approach provides a reasonable estimate of expected volatility and expected term. The risk-free interest rate was based upon the U.S. Treasury note stripped principal rate corresponding to our estimate of expected term. Expected dividends were $0, as the Company does not anticipate offering dividends on the shares underlying the options.

The following table summarizes each of these variables for grants of stock options during the fiscal quarters and nine months ended December 31, 2010 and December 26, 2009:

	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009
Expected volatility	47.6%	48.4%	47.6 – 47.9%	48.4%
Expected term (in years)	5	5	5	5
Risk-free rate	1.2%	2.4%	1.2 – 2.0%	2.4%
Expected dividends	—	—	—	—

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of option activity during the nine months ended December 31, 2010 is presented in the table below:

	Option shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term in years
Outstanding at March 31, 2010	1,036	$5.82	8.41
Granted	140	7.50	—
Exercised	—	—	—
Forfeited	(72)	—	—

Outstanding at December 31, 2010	1,105	$6.02	7.87

Exercisable at December 31, 2010	387	$5.50	7.34

The compensation committee of the Company’s board of directors (the “Compensation Committee”) determines the exercise price at the time of grant. For grants during the fiscal quarter and nine months ended December 31, 2010, the exercise price was $7.50. Stock compensation expense recognized in the fiscal quarter and nine months ended December 31, 2010 was $0.1 million. Stock compensation expense recognized in the fiscal quarter and nine months ended December 26, 2009 was immaterial. Unrecognized stock compensation expense as of December 31, 2010 is $0.6 million, which is expected to be recognized over a weighted-average period of approximately three years.

Sensus 1 common shares awarded under the Restricted Share Plan and the Option Plan are generally subject to restrictions on transfer, repurchase rights and other limitations as set forth in the related management subscription and shareholders’ agreement. The options to acquire common shares awarded under the Option Plan have exercise prices that are determined by the Compensation Committee at the time of grant.

15. Guarantor Subsidiaries

The following tables present the condensed consolidating balance sheets at December 31, 2010 (unaudited) and March 31, 2010 and unaudited statements of operations and cash flows for the fiscal quarters and nine months ended December 31, 2010 and December 26, 2009, as applicable, for a) Sensus 2 (referred to as Parent), b) Sensus USA Inc. (“Sensus USA”), the issuer of the Notes (referred to as Issuer), c) on a combined basis, the subsidiaries of Sensus 2 that are guaranteeing the Notes (referred to as Guarantor Subsidiaries) and d) on a combined basis, the subsidiaries of Sensus 2 that are not guaranteeing the Notes (referred to as Non-Guarantor Subsidiaries). Separate financial statements for the Issuer and the Guarantor Subsidiaries are not presented because Sensus USA and the Guarantor Subsidiaries are 100% owned by Sensus 2, the guarantees are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures are not material to investors.

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets (unaudited)

December 31, 2010

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$1.2	$—	$23.6	$—	$24.8
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	39.6	9.2	44.7	—	93.5
(To) from affiliates	(1.2)	(20.6)	70.5	(48.7)	—	—
Other	—	0.2	0.3	0.2	—	0.7
Inventories, net	—	29.3	12.3	32.6	—	74.2
Prepayments and other current assets	—	2.0	1.6	7.6	—	11.2
Deferred income taxes	—	4.6	14.5	—	—	19.1
Deferred costs	—	6.6	—	—	—	6.6

Total current assets	(1.2)	62.9	108.4	60.0	—	230.1
Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	49.3	20.4	59.0	—	128.7
Intangible assets, net	—	144.7	7.7	31.9	—	184.3
Goodwill	—	398.0	40.6	27.5	—	466.1
Investment in subsidiaries	647.7	187.7	—	—	(835.4)	—
Deferred income taxes	—	0.5	15.3	—	—	15.8
Deferred costs	—	3.9	—	—	—	3.9
Other long-term assets	0.4	19.6	(0.1)	3.0	—	22.9

Total assets	$646.9	$1,299.8	$192.3	$210.5	$(1,297.7)	$1,051.8

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$41.5	$5.6	$27.4	—	$74.5
Accruals and other current liabilities	—	54.6	3.4	32.4	—	90.4
Current portion of long-term debt	—	1.7	—	—	—	1.7
Short-term borrowings	—	33.6	—	5.1	—	38.7
Income taxes payable	—	6.3	(7.2)	0.9	—	—
Restructuring accruals	—	1.5	—	9.0	—	10.5
Deferred revenue	—	30.3	—	0.2	—	30.5

Total current liabilities	—	169.5	1.8	75.0	—	246.3
Notes payable to affiliates	462.3	—	—	—	(462.3)	—
Long-term debt, less current portion	—	437.1	—	2.5	—	439.6
Pensions	—	1.3	1.7	50.4	—	53.4
Deferred income taxes	—	61.8	(3.1)	22.9	—	81.6
Deferred revenue	—	15.0	—	—	—	15.0
Other long-term liabilities	—	15.5	5.5	4.0	—	25.0

Total liabilities	462.3	700.2	5.9	154.8	(462.3)	860.9
Stockholders’ equity	184.6	599.6	186.4	55.7	(835.4)	190.9

Total liabilities and stockholders’ equity	$646.9	$1,299.8	$192.3	$210.5	$(1,297.7)	$1,051.8

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

March 31, 2010

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$22.8	$—	$36.4	$—	$59.2
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	62.8	11.4	46.9	—	121.1
(To) from affiliates	(1.1)	52.8	(2.9)	(48.8)	—	—
Other	—	0.2	1.5	0.2	—	1.9
Inventories, net	—	30.5	11.1	25.6	—	67.2
Prepayments and other current assets	—	2.2	1.6	8.4	—	12.2
Deferred income taxes	—	5.0	14.6	—	—	19.6
Deferred costs	—	4.3	—	—	—	4.3

Total current assets	(1.1)	180.6	37.3	68.7	—	285.5
Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	48.5	23.5	62.9	—	134.9
Intangible assets, net	—	147.3	7.8	32.9	—	188.0
Goodwill	—	375.2	40.6	27.5	—	443.3
Investment in subsidiaries	638.4	182.1	—	—	(820.5)	—
Deferred income taxes	—	0.5	15.3	—	—	15.8
Deferred costs	—	1.3	—	—	—	1.3
Other long-term assets	0.4	21.3	0.8	2.6	—	25.1

Total assets	$637.7	$1,390.1	$125.3	$223.7	$(1,282.8)	$1,093.9

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$81.7	$6.2	$29.4	$—	$117.3
Accruals and other current liabilities	—	67.7	3.5	43.6	—	114.8
Current portion of long-term debt	—	22.7	—	—	—	22.7
Short-term borrowings	—	—	—	4.9	—	4.9
Income taxes payable	—	7.3	(7.6)	0.3	—	—
Restructuring accruals	—	0.1	—	12.8	—	12.9
Deferred revenue	—	34.1	—	0.2	—	34.3

Total current liabilities	—	213.6	2.1	91.2	—	306.9
Notes payable to affiliates	462.3	54.9	(60.9)	6.0	(462.3)	—
Long-term debt, less current portion	—	438.3	—	—	—	438.3
Pensions	—	1.3	1.6	50.2	—	53.1
Deferred income taxes	—	61.8	(3.0)	22.9	—	81.7
Deferred revenue	—	4.8	—	—	—	4.8
Other long-term liabilities	—	19.0	5.3	4.3	—	28.6

Total liabilities	462.3	793.7	(54.9)	174.6	(462.3)	913.4
Stockholders’ equity	175.4	596.3	180.2	49.1	(820.5)	180.5

Total liabilities and stockholders’ equity	$637.7	$1,390.0	$125.3	$223.7	$(1,282.8)	$1,093.9

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Fiscal Quarter Ended December 31, 2010

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$97.1	$22.5	$65.2	$(4.2)	$180.6
Cost of sales	—	74.6	18.4	48.2	(4.2)	137.0

Gross profit	—	22.5	4.1	17.0	—	43.6
Selling, general and administrative expenses	—	25.0	2.2	16.0	—	43.2
Restructuring costs	—	2.2	—	2.8	—	5.0
Amortization of intangible assets	—	2.8	—	0.4	—	3.2
Other operating expense (income), net	—	3.0	—	(0.2)	—	2.8

Operating (loss) income	—	(10.5)	1.9	(2.0)	—	(10.6)
Non-operating (expense) income:
Interest (expense) income, net	—	(10.2)	0.1	(0.9)	—	(11.0)
Equity in (loss) earnings of subsidiaries	(25.5)	(0.5)	—	—	26.0	—
Other income, net	—	—	—	0.2	—	0.2

(Loss) income before income taxes	(25.5)	(21.2)	2.0	(2.7)	26.0	(21.4)
Provision for income taxes	—	—	2.2	1.3	—	3.5

Consolidated net (loss) income	(25.5)	(21.2)	(0.2)	(4.0)	26.0	(24.9)
Less: Net income attributable to the noncontrolling interest	—	—	—	(0.7)	—	(0.7)

Income attributable to controlling interest.	$(25.5)	$(21.2)	$(0.2)	$(4.7)	$26.0	$(25.6)

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Nine Months Ended December 31, 2010

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$340.9	$74.2	$205.5	$(12.0)	$608.6
Cost of sales	—	254.7	59.3	142.5	(12.0)	444.5

Gross profit	—	86.2	14.9	63.0	—	164.1
Selling, general and administrative expenses	—	77.9	6.5	45.0	—	129.4
Restructuring costs	—	2.2	—	5.7	—	7.9
Amortization of intangible assets	—	8.6	0.1	1.2	—	9.9
Other operating expense (income), net	—	5.0	—	(0.5)	—	4.5

Operating (loss) income	—	(7.5)	8.3	11.6	—	12.4
Non-operating (expense) income:
Interest (expense) income, net	—	(31.0)	0.3	(2.7)	—	(33.4)
Equity in (loss) earnings of subsidiaries	(27.8)	5.4	—	—	22.4	—
Other expense, net	—	—	—	(0.3)	—	(0.3)

(Loss) income before income taxes	(27.8)	(33.1)	8.6	8.6	22.4	(21.3)
Provision for income taxes	—	—	2.2	2.9	—	5.1

Consolidated net (loss) income	(27.8)	(33.1)	6.4	5.7	22.4	(26.4)
Less: Net income attributable to the noncontrolling interest	—	—	—	(1.5)	—	(1.5)

Net (loss) income attributable to controlling interest.	$(27.8)	$(33.1)	$6.4	$4.2	$22.4	$(27.9)

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Fiscal Quarter Ended December 26, 2009

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	—	$107.4	$24.2	$61.0	$(3.9)	$188.7
Cost of sales	—	82.5	19.5	44.6	(3.9)	142.7

Gross profit	—	24.9	4.7	16.4	—	46.0
Selling, general and administrative expenses	—	19.9	2.4	16.3	—	38.6
Restructuring costs	—	0.3	—	8.6	—	8.9
Amortization of intangible assets	—	2.6	0.1	0.4	—	3.1
Loss or debt extinguishment	—	—	—	—	—	—
Other operating expense, net	—	2.4	—	—	—	2.4

Operating (loss) income	—	(0.3)	2.2	(8.9)	—	(7.0)
Non-operating (expense) income:
Interest (expense) income, net	—	(10.2)	0.1	(0.9)	—	(11.0)
Equity in (loss) earnings of subsidiaries	(15.6)	5.5	—	—	10.1	—
Other (expense) income, net	—	(0.1)	—	0.1	—	—

(Loss) income before income taxes	(15.6)	(5.1)	2.3	(9.7)	10.1	(18.0)
(Benefit) provision for income taxes	—	(0.1)	(3.4)	0.8	—	(2.7)

Consolidated net (loss) income	(15.6)	(5.0)	5.7	(10.5)	10.1	(15.3)
Less: Net income attributable to the noncontrolling interest	—	—	—	(0.4)	—	(0.4)

Net (loss) income attributable to controlling interest.	$(15.6)	$(5.0)	$5.7	$(10.9)	$10.1	$(15.7)

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Nine Months Ended December 26, 2009

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$338.7	$73.3	$188.3	$(12.2)	$588.1
Cost of sales	—	255.2	58.6	137.3	(12.2)	438.9

Gross profit	—	83.5	14.7	51.0	—	149.2
Selling, general and administrative expenses	—	59.3	6.7	44.6	—	110.6
Restructuring costs	—	0.7	—	18.0	—	18.7
Amortization of intangible assets	—	7.5	0.2	1.2	—	8.9
Loss or debt extinguishment	—	5.9	—	—	—	5.9
Other operating expense, net	—	4.9	—	—	—	4.9

Operating income (loss)	—	5.2	7.8	(12.8)	—	0.2
Non-operating (expense) income:
Interest (expense) income, net	—	(29.5)	0.3	(2.5)	—	(31.7)
Equity in (loss) earnings of subsidiaries	(25.8)	16.5	—	—	9.3	—
Other (expense) income, net	—	(0.1)	—	1.4	—	1.3

(Loss) income before income taxes	(25.8)	(7.9)	8.1	(13.9)	9.3	(30.2)
Provision (benefit) for income taxes	—	1.1	(9.1)	2.0	—	(6.0)

Consolidated net (loss) income	(25.8)	(9.0)	17.2	(15.9)	9.3	(24.2)
Less: Net income attributable to the noncontrolling interest	—	—	—	(1.8)	—	(1.8)

Net (loss) income attributable to controlling interest.	$(25.8)	$(9.0)	$17.2	$(17.7)	$9.3	$(26.0)

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows (unaudited)

Nine Months Ended December 31, 2010

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Consolidated net (loss) income	$(27.8)	$(33.1)	$6.4	$5.7	$22.4	$(26.4)
Non-cash adjustments	—	25.3	4.9	9.2	—	39.4
Undistributed equity in loss (earnings) of subsidiaries	27.8	(5.4)	—	—	(22.4)	—
Changes in operating assets and liabilities	—	(4.7)	(9.6)	(17.5)	—	(31.8)

Net cash provided by (used in) operating activities	—	(17.9)	1.7	(2.6)	—	(18.8)
Investing activities
Expenditures for property, plant and equipment and software development costs	—	$(20.5)	(1.7)	(5.9)	—	(28.1)
Acquisitions	—	(29.6)	—	—	—	(29.6)
Proceeds from sale of assets	—	—	—	0.1	—	0.1

Net cash used in investing activities	—	(50.1)	(1.7)	(5.8)	—	(57.6)
Financing activities
Increase in short-term borrowings	—	33.6	—	—	—	33.6
Capital contribution	—	35.0	—	—	—	35.0
Proceeds from debt issuance	—	—	—	2.5	—	2.5
Liquidation of Joint Venture payment to Joint Venture partner	—	—	—	(0.2)	—	(0.2)
Purchase of noncontrolling equity interest	—	—	—	(7.0)	—	(7.0)
Principal payments on debt	—	(22.2)	—	—	—	(22.2)

Net cash provided by financing activities	—	46.4	—	(4.7)	—	41.7
Effect of exchange rate changes on cash	—	—	—	0.3	—	0.3

(Decrease) increase in cash and cash equivalents	—	(21.6)	—	(12.8)	—	(34.4)
Cash and cash equivalents at beginning of year	$—	$22.8	$—	$36.4	$—	$59.2

Cash and cash equivalents at end of period	$—	$1.2	$—	$23.6	$—	$24.8

SENSUS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows (unaudited)

Nine Months Ended December 26, 2009

(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Consolidated net (loss) income	$(25.8)	$(9.0)	$17.2	$(15.9)	$9.3	$(24.2)
Non-cash adjustments	—	28.6	(8.0)	9.2	—	29.8
Undistributed equity in loss (earnings) of subsidiaries	25.8	(16.5)	—	—	(9.3)	—
Changes in operating assets and liabilities	—	11.3	(6.6)	18.8	—	23.5

Net cash provided by operating activities	—	14.4	2.6	12.1	—	29.1
Investing activities
Expenditures for property, plant and equipment and software development costs	—	(26.2)	(2.1)	(6.6)	—	(34.9)
Acquisitions	—	(20.5)	—	—	—	(20.5)

Net cash used in investing activities	—	(46.7)	(2.1)	(6.6)	—	(55.4)
Financing activities
Decrease in short-term borrowings	—	—	—	(0.4)	—	(0.4)
Proceeds from debt issuance	—	35.0	—	—	—	35.0
Debt issuance costs	—	(8.8)	—	—	—	(8.8)
Purchase of noncontrolling equity interest	—	—	—	(6.0)	—	(6.0)
Principal payments on debt	—	(0.4)	—	—	—	(0.4)

Net cash provided by (used in) financing activities	—	25.8	—	(6.4)	—	19.4
Effect of exchange rate changes on cash	—	—	—	1.0	—	1.0

(Decrease) increase in cash and cash equivalents	—	(6.5)	0.5	0.1	—	(5.9)
Cash and cash equivalents at beginning of year	$—	$14.1	$—	$23.8	$—	$37.9

Cash and cash equivalents at end of period	$—	$7.6	$0.5	$23.9	$—	$32.0

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 10-Q includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our expected financial position, sales, cash flow and other operating results, business strategy, financing plans, forecasted trends related to the markets in which we operate, legal proceedings and similar matters, other than those of historical fact, are forward-looking statements. Our expectations expressed or implied in these forward-looking statements may turn out to be incorrect. Our actual results could be materially different from our expectations because of various risks. These risks include any future restatements of our consolidated financial statements, our inability to maintain effective internal controls over financial reporting, our susceptibility to macroeconomic downturns in the United States and abroad, conditions in the residential, commercial and industrial construction markets and in the automotive industry, our dependence on new product development and intellectual property, and our dependence on independent distributors and third-party contract manufacturers, automotive vehicle production levels and schedules, our substantial financial leverage, debt service and other cash requirements, liquidity constraints and risks related to future growth and expansion. Other important risk factors that could cause actual events or results to differ from those contained or implied in the forward-looking statements include, without limitation, our ability to integrate acquired companies, general economic and business conditions, competition, adverse changes in the regulatory or legislative environment in which we operate, customer cancellations and other factors beyond our control.

Effective April 1, 2010, we elected to change our quarterly reporting period to be based on the calendar quarter end. Prior to April 1, 2010, we operated on a 13-week financial and business closing schedule for all periods, except year end, which is March 31, and the fiscal half year, which is September 30. The three-month and nine-month periods ended December 31, 2010 include five more days than the corresponding periods of the prior fiscal year as a result of transitioning to the new reporting period. The following management’s discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the fiscal quarter ended December 31, 2010 and the related notes thereto included in this report and the audited consolidated financial statements for the year ended March 31, 2010 and related notes thereto included in our Annual Report on Form 10-K/A filed with the SEC on December 20, 2010.

Unless the context otherwise indicates or requires, the use in this Quarterly Report on Form 10-Q of the terms “we,” “us,” “our” or the “Company” refers to Sensus (Bermuda 2) Ltd. and its consolidated subsidiaries. Unless we indicate otherwise, we have rounded dollar amounts to the nearest hundred thousand dollars.

Restatement

On December 20, 2010, we restated our consolidated financial statements for the fiscal years ended March 31, 2010 and 2009 and the fiscal quarter ended June 30, 2010, in each case in connection with our previously announced internal review of our revenue recognition practices and other accounting matters. We filed these restated consolidated financial statements with the SEC on December 20, 2010 in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2010 and our Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2010. The following discussion and analysis of our financial condition and results of operations incorporates restated financial data contained in such financial statements.

General

We are a leading provider of advanced utility infrastructure systems, metering product technologies and related communication systems to the worldwide utility industry. We have over a century of experience in providing support to utilities. Our technologies, products and systems enable our utility customers to measure, manage and control electricity, water and natural gas more efficiently thereby enhancing conservation of those limited resources. Our products and technologies provide key functionality that will be required for the development of the “Smart Grid” in the United States. We are a leading provider of AMI fixed network radio frequency systems and solutions with a wide range of product offerings to meet the evolving demands of the electric, water and gas utility sectors. We believe that we are the fastest growing participant in the North American electric metering systems market and the largest global manufacturer of water meters, a leading supplier of AMR devices to the North American water utilities market and a leading global developer and manufacturer of gas and heat metering systems. We are recognized throughout the utility industry for developing and manufacturing metering products with long-term accuracy and robust product features, innovative metering communications systems, as well as for providing comprehensive customer service for all of our products and services. In addition to our advanced utility infrastructure and metering business, we believe that we are the leading North American producer of pipe joining and repair products for water and natural gas utilities and we are a premier supplier of precision-manufactured, thin-wall, low-porosity aluminum die castings.

Acquisitions

Rongtai. On July 27, 2005, the Company formed a joint venture, PDC Rongtai, in China for its Sensus Precision Die Casting business with Yangzhou Runlin Investment Co., Ltd. On September 29, 2009, the Company completed the acquisition of the 40% noncontrolling interest held by Yangzhou Runlin Investment Co., Ltd. As a result of the acquisition and in accordance with the terms of the equity transfer agreement, PDC Rongtai became wholly owned by a subsidiary of the Company and was subsequently renamed Sensus Precision Die Casting (Yangzhou) Co., Ltd. The terms of the agreement, as amended, provide for the payment of total consideration with an estimated fair value of $18.8 million. In conjunction with the equity transfer agreement, the Company entered into a real estate transfer contract with Yangzhou Rongtai Industrial Development Co., Ltd. (“Yangzhou”) to sell certain buildings, ancillary equipment and land-use rights to Yangzhou for approximately $2.0 million. See Note 2 under “Notes to Unaudited Consolidated Financial Statements” in Part I, Item 1 of this Quarterly Report.

Telemetric. On June 30, 2009, the Company acquired substantially all of the assets and assumed certain liabilities of Telemetric for approximately $11.7 million, including $6.8 million in cash at closing and $1.0 million payable within approximately one year of the closing date of the related asset purchase agreement, of which $0.7 million was paid in fiscal 2010 and $0.3 million in fiscal 2011. Additional cash consideration may become payable based on the performance of the acquired business through June 2013. Acquisition-date fair value for this contingent consideration is estimated at $3.9 million. Payments on an undiscounted basis are projected to be $5.8 million and are subject to a $12 million cap. A payment of $1 million for the contingent consideration was made in fiscal 2011. The Company financed the transaction primarily with cash on hand and borrowings under its senior credit facilities. Telemetric provides utilities with distribution automation systems that use commercial cellular networks and PowerVistaTM , a web-based software application. This acquisition provides the Company with a significant and established presence in the distribution automation portion of the utility landscape and augments the Company’s AMI and Smart Grid solutions. See Note 2 under “Notes to Unaudited Consolidated Financial Statements” in Part I, Item 1 of this Quarterly Report.

AMDS. On July 6, 2006, the Company acquired substantially all of the assets and assumed certain liabilities of AMDS for $62.6 million consisting of $49.8 million in cash and 15,000 vested preference shares issued by our parent, Sensus 1. The Company financed the transaction with equity contributions totaling $30.4 million in cash from Sensus 1, cash on hand and utilization of the Company’s revolving credit facility. As discussed below, the vested preference shares were subject to mandatory redemption by Sensus 1 for $15 million at the option of the holder once certain future financial performance targets were achieved.

During fiscal 2008 and 2009, the performance thresholds were achieved related to the vested preference shares. Accordingly, 15,000 vested preference shares were released from restrictions, and in fiscal 2009, AMDS opted to have the 15,000 unrestricted shares redeemed for $15 million in cash. As required by the AMDS purchase agreement, the $15 million was funded by Sensus 1 during fiscal 2009, and thus the Company’s cash position was not impacted.

The Company is required to make additional future cash payments to AMDS based on certain financial performance measures of the acquired business through March 2011. Related to the performance of the acquired business, the Company accrued $22.5 million for the nine months ended December 31, 2010 and $32.4 million cumulatively, net of $47.2 million paid in accordance with the purchase agreement ($0.9 million in fiscal 2008, $4.6 million in fiscal 2009, $13.4 million in fiscal 2010 and $28.3 million in fiscal 2011). In the accompanying consolidated balance sheet as of December 31, 2010, $20.9 million is classified as accruals and other current liabilities and $11.5 million is classified as other long-term liabilities. The offset to these accrued amounts reflects additional purchase price and is classified as goodwill.

In addition, on the date of acquisition, Sensus 1 issued 15,000 unvested preference shares to AMDS, which were subject to vesting based on the performance of the acquired business over a five-year period following closing. The redemption value of the unvested preference shares was $15 million if the specified performance thresholds were achieved over the relevant period. During fiscal 2010, the performance thresholds were achieved related to the unvested preference shares, and all of these preference shares became vested. Accordingly, 15,000 vested preference shares were released from restrictions, and in fiscal 2010, AMDS opted to have the 15,000 unrestricted shares redeemed for cash. As required by the AMDS purchase agreement, the $15 million was funded by Sensus 1 in fiscal 2010, and thus the Company’s cash position was not impacted.

Other Information about Our Business

The following table presents, as of the dates indicated, additional information about our operations and business:

	Fiscal Quarter Ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 26, 2009	September 30, 2009
Total net sales (in millions)	$180.6	$203.2	$224.8	$256.3	$188.7	$204.0
Employees	3,477	3,787	3,776	3,838	3,642	3,707

For Backlog, Results of Operations and Liquidity and Capital Resources, all dollar amounts and variances in the narrative discussions are rounded to millions; however, percentages are calculated based on dollar amounts depicted in the tables.

Backlog

The Company’s total backlog consists of unshipped orders relating to undelivered contractual commitments and purchase orders. Total backlog at each of December 31, 2010 and December 26, 2009 was $138 million and $133 million, respectively. Total backlog at December 31, 2010 and December 26, 2009 included $2 million unfavorable currency effects and $2 million of favorable currency effects, respectively. Eliminating the currency impacts, total backlog at December 31, 2010 would have been $140 million representing a $7 million increase compared with the end of the prior corresponding fiscal quarter. In addition, at December 31, 2010, the Company cumulatively had approximately 11 million AMI electric and gas endpoints under long-term contracts, of which approximately 7 million endpoints had been shipped. The potential aggregate future revenue of unshipped endpoints and services under these contracts was approximately $464 million at December 31, 2010, of which approximately $37 million is included in backlog. No assurance can be made that firm purchase orders will be placed under these contracts.

Results of Operations

The following table provides summary results of operations of the Company for the periods presented:

(dollars in millions)	Fiscal Quarter Ended December 31, 2010%		Fiscal Quarter Ended December 26, 2009%		Nine Months Ended December 31, 2010%		Nine Months Ended December 26, 2009%
Net sales	$180.6	100%	$188.7	100%	$608.6	100%	$588.1	100%
Gross profit	43.6	24%	46.0	24%	164.1	27%	149.2	25%
Selling, general and administrative expenses	43.2	24%	38.6	20%	129.4	21%	110.6	19%
Restructuring costs	5.0	3%	8.9	5%	7.9	1%	18.7	3%
Amortization of intangible assets	3.2	2%	3.1	2%	9.9	2%	8.9	1%
Loss on debt extinguishment	—	—	—	—	—	—	5.9	1%
Other operating expense, net	2.8	1%	2.4	1%	4.5	1%	4.9	1%

Operating (loss) income	(10.6)	(6)%	(7.0)	(4)%	12.4	2%	0.2	—%
Interest expense, net	(11.0)	(6)%	(11.0)	(6)%	(33.4)	(6)%	(31.7)	(5)%
Other income (expense), net	0.2	—	—	—	(0.3)	—	1.3	—

Loss before income taxes	(21.4)	(12)%	(18.0)	(10)%	(21.3)	(4)%	(30.2)	(5)%
(Benefit) provision for income taxes	3.5	2%	(2.7)	(1)%	5.1	1%	(6.0)	(1)%

Consolidated net loss	(24.9)	(14)%	(15.3)	(9)%	(26.4)	(5)%	(24.2)	(4)%
Less: Net income attributable to the noncontrolling interest	(0.7)	—	(0.4)	—	(1.5)	—	(1.8)	—

Net loss attributable to controlling interest	$(25.6)	(14)%	$(15.7)	(9)%	$(27.9)	(5)%	$(26.0)	(4)%

Fiscal Quarter and Nine Months Ended December 31, 2010 Compared with Fiscal Quarter and Nine Months Ended December 26, 2009

Net Sales.

(dollars in millions)	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Dollar Change	Percent Change	Nine Months Ended December 31, 2010	Nine Months Ended December 26, 2009	Dollar Change	Percent Change
Net sales	$180.6	$188.7	$(8.1)	(4)%	$608.6	$588.1	$20.5	3%

Net sales for the fiscal quarter ended December 31, 2010 were lower than the prior corresponding fiscal quarter due to the timing of major Smart Grid implementation milestones on large contracts. This was partially offset by increased sales on our core metrology products. Net sales outside North America were impacted primarily by unfavorable currency effects compared to the prior corresponding fiscal quarter and nine-month period.

For the nine months ended December 31, 2010, net sales were higher than the prior corresponding period due to improving market conditions for our core metrology businesses and revenue from the license for water metering technology for $8 million.

Our top ten customers accounted for approximately 42% of net sales for the nine months ended December 31, 2010, and no individual customer accounted for more than 10% of net sales.

Gross Profit.

(dollars in millions)	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Dollar Change	Percent Change	Nine months Ended December 31, 2010	Nine months Ended December 26, 2009	Dollar Change	Percent Change
Gross profit	$43.6	$46.0	$(2.4)	(5)%	$164.1	$149.2	$14.9	10%
Gross profit as a percent of net sales	24%	24%	—	—	27%	25%	—	6%

Gross profit in dollars for the current fiscal quarter decreased slightly from the prior corresponding fiscal quarter principally due to the timing of major Smart Grid implementation milestones on large contracts. Gross profit as a percent of net sales for the fiscal quarters ended December 31, 2010 and December 26, 2009 was consistent. Gross profit in dollars and as a percent of net sales improved for the nine-month period ended December 31, 2010 compared to the prior corresponding fiscal period due to improved product mix, efficiency gains and the aforementioned license revenue.

Selling, General and Administrative (“SG&A”) Expenses.

(dollars in millions)	Fiscal Quarter Ended December 31, 2010	Fiscal Quarter Ended December 26, 2009	Dollar Change	Percent Change	Nine months Ended December 31, 2010	Nine months Ended December 26, 2009	Dollar Change	Percent Change
SG&A expenses	$43.2	$38.6	$4.6	12%	$129.4	$110.6	$18.8	17%
SG&A expenses as a percent of net sales	24%	20%	—	17%	21%	19%	—	13%

SG&A expenses for the fiscal quarter and nine months ended December 31, 2010 were higher than the prior corresponding fiscal periods as the Company’s cost structure reflects increased investment for research and development and infrastructure to support marketing strategies and customer obligations. In addition, the Company’s legal fees increased from the corresponding periods due to legal defense associated with intellectual property matters.

Restructuring Costs. Restructuring costs for the fiscal quarter and nine months ended December 31, 2010 were $5 million and $8 million, respectively, and $9 million and $19 million for the prior corresponding periods, respectively. Restructuring costs primarily were due to the restructuring alignment activities associated with our manufacturing operations.

Amortization of Intangible Assets. Amortization expense relates primarily to the intangible assets consisting of non-competition agreements, customer relationships and other intangible assets recorded at the time of the acquisition of Invensys Metering Systems and the intangible assets consisting of developed technology recorded as a result of the AMDS acquisition. Amortization of intangible assets for the fiscal quarter ended December 31, 2010 was comparable to the fiscal quarter ended December 26, 2009 at $3 million and increased to $10 million for the current nine-month period from $9 million for the prior corresponding nine-month period due to the change in one of the tradenames from indefinite-lived to definite-lived.

Other Operating Expense, Net. Other operating expense, net of $3 million and $5 million for the fiscal quarter and nine months ended December 31, 2010 primarily consisted of recurring management fees for The Jordan Company, L.P. and professional fees as a result of the restatement of prior periods previously disclosed. In the fiscal quarter and nine months ended December 26, 2009, the Company also recorded approximately $1 million of acquisition costs related to the Telemetric acquisition, the purchase of the PDC Rongtai noncontrolling interest and an unconsummated acquisition.

Interest Expense, Net. Interest expense, net was consistent for the fiscal quarter ended December 31, 2010 as compared to the prior corresponding fiscal quarter. Interest expense, net increased approximately $2 million for the nine months ended December 31, 2010 compared to the prior corresponding period and reflects the increase in interest rates related to the amendment to our senior credit facilities in July 2009 and an increase in the average outstanding balance of the Company’s term debt, partially offset by the expiration of interest rate swaps.

Other Income (Expense), Net. Other income (expense), net was less than $1 million for the fiscal quarter and nine months ended December 31, 2010. Other income, net was zero and $1 million for the prior corresponding periods. Other income (expense), net principally relates to net transactional foreign currency gains and losses.

Provision (Benefit) for Income Taxes. Income tax provision (benefit) was $4 million and $(3) million for the fiscal quarters ended December 31, 2010 and December 26, 2009, respectively. Income tax provision was approximately $5 million for the nine months ended December 31, 2010 and income tax benefit was $6 million for the nine months ended December 26, 2009 and reflects the Company’s pre-tax loss based on the Company’s estimated annual effective tax rate.

Consolidated Net Loss. Consolidated net loss of $25 million increased $10 million for the fiscal quarter ended December 31, 2010 compared to the fiscal quarter ended December 26, 2009. Consolidated net loss of $26 million for the fiscal nine months ended December 31, 2010 increased $2 million compared to the fiscal nine months ended December 26, 2009 as a result of the factors described above.

Net Income Attributable to the Noncontrolling Interest. Net income attributable to the noncontrolling interest relates to the Company’s partner’s share of income or loss from our joint venture entities. The Company holds joint venture interests in entities in the Ukraine (51%), Algeria (55%) and China (55%). On September 29, 2009, the Company purchased the noncontrolling interest of PDC Rongtai. See Note 2 under “Notes to Unaudited Consolidated Financial Statements” in Part I, Item 1 of this Quarterly Report. Net income attributable to the noncontrolling interest increased slightly for the current fiscal quarter compared to the prior corresponding fiscal quarter reflecting a reconciliation of the net assets of a noncontrolling interest. For the current fiscal nine-month period compared to the prior corresponding period, net income attributable to the noncontrolling interest decreased slightly primarily due to the impact of the purchase of PDC Rongtai described above, partially offset by the net improved results of operations of our remaining joint ventures and the aforementioned reconciliation of the net assets of a noncontrolling interest.

Net Loss Attributable to Controlling Interest. Net loss attributable to controlling interest of $26 million and $28 million for the fiscal quarter and nine months ended December 31, 2010, respectively, increased $10 million and $2 million compared to the fiscal quarter and nine months ended December 26, 2009, respectively, as a result of the factors described above.

Liquidity and Capital Resources

During the nine months ended December 31, 2010, we funded our operating, investing and financing requirements through cash on hand, short-term borrowings on our revolving credit facilities and a capital contribution from our parent company.

Net cash flow (used in) provided by operating activities in the nine months ended December 31, 2010 and December 26, 2009 was $(19) million and $29 million, respectively. The $48 million decrease in the current nine-month period compared to the prior corresponding period was primarily driven by payments of accounts payable and accrued expenses, partially offset by decreased accounts receivable as a result of improved collections.

Cash expenditures for restructuring for the nine months ended December 31, 2010 and December 26, 2009 were $10 million and $9 million, respectively, and were reflected within cash used in operations. As of December 31, 2010, we had approximately $13 million of restructuring accruals reflected on our consolidated balance sheet within current liabilities and other long-term liabilities. Additional cash restructuring expenses of approximately $1 million are expected to be incurred during the remainder of fiscal 2011.

Cash used in investing activities were $58 million and $55 million for the nine months ended December 31, 2010 and December 26, 2009, respectively. For the current and prior corresponding nine-month periods, expenditures for property, plant and equipment (“PP&E”) were $18 million and $22 million, respectively. PP&E expenditures were comprised of equipment, molds and tooling for replacement and cost efficiency, and maintenance, safety and expansion that extend useful lives. We incurred software development costs related to the AMI business of $4 million and $6 million in the nine-month periods ended December 31, 2010 and December 26, 2009, respectively. For the remainder of fiscal 2011, we expect to make expenditures for PP&E, software development costs and intangible assets of approximately $5 million, reflecting our continuing emphasis on a growth-oriented investment program.

Net cash provided by financing activities was $42 million and $19 million for the nine months ended December 31, 2010 and December 26, 2009, respectively. Net cash provided by financing activities for the current nine-month period consisted of $36 million of proceeds from borrowings on our revolving credit facilities and a $35 million capital contribution, partially offset by $22 million of principal payments on the Company’s term loan facilities and a $7 million payment for the PDC Rongtai acquisition. Net cash provided by financing activities in the prior corresponding nine-month period consisted primarily of $35 million of proceeds from debt issuance, partially offset by $9 million of debt issuance costs related to the amendment of the senior credit facilities and $6 million for the purchase of the PDC Rongtai noncontrolling interest on September 29, 2009.

We maintain senior credit facilities that provide for senior secured financing totaling $234 million, consisting of one U.S. term loan facility in the amount of $164 million and two revolving credit facilities in an aggregate amount of $70 million, under which $54 million is available in the form of U.S. dollar-denominated loans and $16 million is available in the form of U.S. dollar-, euro- or U.K. sterling-denominated loans. Borrowing costs for the revolving loans and approximately $163.8 million of term loans with a maturity date of June 3, 2013 are based on variable rates tied to adjusted LIBOR, as defined in the credit agreement, plus a 4.5% margin, or the Alternate Base Rate, as defined in the credit agreement, plus 3.5%, which includes, in the case of the revolving loans, a facility fee of 1%. See below for discussion regarding the Company’s total indebtedness at December 31, 2010. The revolving credit facilities mature on December 17, 2012, and the term loan facility matures on June 3, 2013. As of December 31, 2010, there was $28 million of borrowing capacity available under the revolving credit facilities.

We also have $275 million of senior subordinated notes outstanding, which mature on December 15, 2013 and bear interest at the rate of 8 5/8% per annum. Interest on the senior subordinated notes is payable semi-annually in June and December of each year. The senior subordinated notes are our unsecured senior subordinated obligations and rank equally in right of payment to all of our senior subordinated debt, subordinated in right of payment to all of our senior debt, including our indebtedness under our senior credit facilities, and senior in right of payment to all of our subordinated debt. The senior subordinated notes are guaranteed on a senior subordinated, unsecured basis by certain of our subsidiaries.

We may redeem the senior subordinated notes at the redemption prices indicated below (expressed as a percentage of the principal amount) plus accrued and unpaid interest to the date of redemptions, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below:

Period	Redemption Price
2010	101.438%
2011 and thereafter	100.000%

The senior subordinated notes are redeemable at the option of the holders of such notes at a repurchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, in the event of certain change of control events related to us.

The indenture governing the senior subordinated notes contains certain covenants that limit, among other things, our ability to a) incur additional indebtedness (including by way of guarantee), subject to certain exceptions, unless we meet a consolidated coverage ratio of 2.0 to 1.0 or certain other conditions apply; b) pay dividends or distributions, or make certain types of investments or other restricted payments, unless we meet certain specified conditions; c) create any encumbrance or restriction on our subsidiary guarantors’ ability to pay dividends or distributions, repay loans, make loans or advances or transfer any property or assets to us; d) dispose of certain assets and capital stock of our subsidiary guarantors; e) enter into certain transactions with affiliates; f) engage in new lines of business; and g) consummate certain mergers and consolidations.

As of December 31, 2010, we had $480 million of total indebtedness outstanding, consisting of $275 million of senior subordinated notes, $164 million under the U.S. term loan facility, $39 million in short-term borrowings and $2 million in other long-term borrowings. The increase in short-term borrowings during the current nine-month period was due, in part, to the $28 million paid to AMDS related to the performance of the acquired business and approximately $15 million related to ongoing operating requirements for working capital. Interest expense, net, excluding amortization of deferred financing costs, was $31 million for the nine months ended December 31, 2010. The next scheduled principal payment on the term loan facility of approximately $0.4 million is due on March 31, 2011. As of December 31, 2010, $13 million of the facility was utilized in connection with outstanding letters of credit that have not been drawn upon. We were in compliance with all credit facility covenants at December 31, 2010.

We believe that cash on hand and expected cash flows from operations, together with available borrowings under our revolving credit facilities and alternative sources of additional financing as needed, will provide sufficient funds to enable us to fund our planned capital expenditures, make scheduled principal and interest payments and meet our other cash requirements for the foreseeable future. Our ability to make scheduled payments of principal of, or to pay interest on, or to refinance, our indebtedness or to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In conjunction with the AMDS, Telemetric and PDC Rongtai acquisitions, the Company is legally obligated to satisfy any additional future cash payments, including those that may become payable as a result of the acquired businesses achieving certain financial performance measures. See “Acquisitions” in this Part I, Item 2 and Note 2 under “Notes to Unaudited Consolidated Financial Statements” in Part I, Item 1 of this Quarterly Report. We believe that expected cash flows from operations, together with available borrowings and alternative sources of additional financing as needed, will provide sufficient funds to fulfill these obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in forward-looking statements. We are exposed to various market risk factors such as changes in foreign currency rates and fluctuating interest rates.

Currency translation. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each period concerned. This translation has no impact on cash flow. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the closing exchange rates. Any adjustments resulting from the translation are recorded as other comprehensive income (loss). As of December 31, 2010, assets of foreign subsidiaries constituted approximately 13% of total assets. Foreign currency exchange rate exposure is most significant with respect to the euro. Net sales were negatively impacted by the devaluation of foreign currencies, primarily the euro, versus the U.S. dollar by $2.6 million and $8.8 million for the fiscal quarter and nine months ended December 31, 2010, respectively. For the fiscal quarter ended December 26, 2009, net sales were positively impacted by the net valuation of foreign currencies versus the U.S. dollar by $5.2 million, and for the nine months ended December 26, 2009, net sales were negatively impacted by the net devaluation of foreign currencies versus the U.S. dollar by $8.1 million.

Currency transaction exposure. Currency transaction exposure arises when a business has transactions denominated in foreign currencies. We have entered into forward contracts that are denominated in foreign currencies, principally euros, to offset the remeasurement impact of currency rate changes on intercompany receivables and payables. These contracts are used to offset exchange losses and gains on underlying exposures. Changes in the fair value of these forward contracts are recorded immediately in earnings. We do not enter into derivative instrument transactions for trading or speculative purposes. The purpose of our foreign currency management policy is to minimize the effect of exchange rate fluctuations on certain foreign denominated anticipated cash flows. As of December 31, 2010, we had no foreign currency contracts in place. We expect to continue to utilize forward contracts to manage foreign currency exchange risk in the future as appropriate.

Interest rate risk. Under the terms of the Company’s senior credit facilities, we pay a variable rate of interest based on the London Interbank Offering Rate (“LIBOR”) or the Alternate Base Rate, as defined in the credit agreement, and are subject to interest rate risk as a result of changes in these rates. The Company’s total indebtedness as of December 31, 2010 was $480.0 million, of which $205.0 million bears interest at variable rates. Term loans under the B-3 tranche bear interest, at our option, at Adjusted LIBOR, as defined in the credit agreement, plus a 4.5% margin, or the Alternate Base Rate plus 3.5%. For the B-3 tranche, the credit facility provides for a LIBOR floor of 2.5% and an Alternate Base Rate floor of 3.5%. As of December 31, 2010, $160.0 million of the B-3 tranche was under the LIBOR option and $3.8 million of that tranche was under the Alternate Base Rate option. At December 31, 2010, the weighted-average interest rate on our credit facility borrowings was approximately 6.9%. Holding all other variables constant, a change in the LIBOR interest rate of 1% would have no material impact on annual interest costs.

To hedge exposure to variable interest rates, the Company has previously entered into various interest rate swap agreements in which it received periodic variable interest payments at the three-month LIBOR and made periodic payments at specified fixed rates. See Note 5 under “Notes to Unaudited Consolidated Financial Statements” in Part I, Item 1 of this Quarterly Report. As of December  31, 2010, all interest rate swaps have expired.

Item 4. Controls and Procedures

Material Weaknesses Previously Disclosed

As discussed in Part I, Item 4, our Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2010 and Item 9A of our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2010, management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), identified material weaknesses, significant deficiencies and deficiencies in our internal control over financial reporting for each of the affected periods. Specifically, management determined that there (1) was not an effective control environment in place over the evaluation and effective technical accounting involving the execution of the Company’s revenue recognition practices with respect to certain long-term AMI contracts, which include multiple deliverables, and (2) were additional accounting errors relating to certain aspects of our financial closing process.

Evaluation of Disclosure Controls and Procedures

Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 15d-15(e) under the Exchange Act promulgated thereunder, our management, including our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. In light of the material weaknesses, significant deficiencies and deficiencies in our internal control over financial reporting discussed above, which have not been fully remediated as of the end of the period covered by this Quarterly Report on Form 10-Q, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were not effective as of December 31, 2010. As a result of this conclusion, management performed additional analysis and other post-closing procedures to ensure that the Company’s financial statements have been prepared in accordance with GAAP. Accordingly, management believes that the financial statements included in this Quarterly Report on Form 10-Q fairly present, in all material respects, the Company’s financial condition, results of operations, changes in shareholder’s equity and cash flows for the periods presented.

Remediation of Material Weaknesses

Since the Company has not yet completed all of its planned remediation activities, no assurance can be given that the material weaknesses that exist in the Company’s internal controls over financial reporting have been sufficiently remediated as of the date of this filing, nor can any definite assurance be given as to when and in which period the material weaknesses might be effectively remediated. Management is working closely with the Audit Committee to monitor the ongoing remediation of the material weaknesses described above.

To address the material weakness in internal controls related to revenue recognition, a number of controls and process changes have been implemented. These include:

•	A review of all new relevant contracts to verify compliance with applicable revenue recognition accounting rules.

•	New personnel have been hired to assist in contract negotiations and help identify all material issues at the time contracts are executed.

•	A process flowchart has been documented, and control points identified throughout the process.

•	A complete overview and sign-off by Corporate Accounting is now required prior to the quarterly booking of revenue and deferred revenue.

Additional enhancements still to be completed include the hiring of a Director of Revenue Recognition and a revised automated system to assist in the calculations.

To address the material weakness in internal controls related to financial reporting, a number of new controls and process changes have now been implemented. These include:

•	A strict authorization procedure for all manual journal entries created and posted at Corporate.

•	The accounting department has been strengthened with qualified accounting staff who are now located in our Raleigh headquarters to allow for appropriate oversight.

•	Month-end cut-off procedures have been enhanced to include a review of all departmental expenses, which are performed relative to prior periods, and forecasts.

Additional enhancements still to be completed include implementing an updated set of formal policies and procedures that cover all material aspects of the financial closing process, including timely, effective period-end cut-off and reconciliation procedures. In addition, our quarterly reserve review process is being strengthened to ensure a complete documentation of all judgmental reserve accounts are in accordance with an established methodology.

We anticipate these actions will improve our internal control over financial reporting and will address the related material weaknesses and other deficiencies identified. However, because the institutionalization of the internal control process requires repeatable process execution, and because these controls rely extensively on manual review and approval, for the successful execution of these controls, several reporting periods may be required before management is able to conclude definitively that the material weaknesses have been fully remediated.

Changes in Internal Control over Financial Reporting

As described above with respect to the material weaknesses identified, there have been changes in our internal control over financial reporting during the period covered by this Quarterly Report on Form 10-Q that materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

We are, from time to time, party to legal proceedings arising out of the operations of our business. We believe that an adverse outcome of our existing legal proceedings, including the proceedings described in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2010 and Note 12 under “Notes to Unaudited Consolidated Financial Statements” in Part I, Item 1 of this Quarterly Report, which are incorporated herein by reference, would not have a material adverse impact on our business, financial condition or results of operations. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, a significant increase in the number of new cases or changes in our current insurance arrangements, could result in liabilities that have a material adverse impact on our business, financial condition or results of operations.

On October 8, 2010, the Company entered into a settlement agreement with one of its customers relating to the Company’s alleged failure to meet certain product, service and software specifications and performance schedules set forth in the Infrastructure Agreements. In connection with this settlement, the Company paid the customer the agreed-upon $3.3 million in December 2010, representing retroactive product credits. In addition, the Company has committed to provide the customer with approximately $5.9 million of future per unit product discounts. As of December 31, 2010, approximately $1 million of these discounts had been drawn upon. In the event that one or more of the Infrastructure Agreements is terminated due to a material breach by the Company prior to certain contract dates, the Company will be obligated to pay the customer liquidated damages equal to the sum of the present values of certain software fees, annual fees, installment payments or aggregate discounts, as applicable, coming due to the Company, or, in the case of aggregate discounts, owed to the customer, after the relevant termination date.

As disclosed in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2010, which was filed with the SEC on December 20, 2010, the Company and one of its distributors, Aqua-Metric Sales Co., were previously sued by the Valley Center Municipal Water District in the California Superior Court, San Diego County. The lawsuit alleged breach of contract and breach of express and implied warranties related to water meters supplied to the Valley Center Municipal Water District. On October 15, 2010, the Company settled this lawsuit. As part of the settlement, the Company agreed to provide the Valley Center Municipal Water District with a product credit of an immaterial amount, and the Valley Center Municipal Water District agreed to return certain residential meter registers to the Company.

On October 22, 2010, the Company, along with fifteen other named defendants, was sued in a patent infringement lawsuit filed in the U.S. District Court for the Eastern District of Texas by EON. This lawsuit alleges that the Company infringes EON’s patent by making, using, importing, offering for sale or selling two-way communication networks, associated services or data systems that fall within the scope of at least one claim of EON’s patent. The lawsuit seeks unspecified damages, an injunction against further infringement, interest costs and attorneys’ fees.

As disclosed in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2010, which was filed with the SEC on December 20, 2010, the Company was previously sued in patent infringement lawsuits filed by IP Co. and SIPCO in the U.S. District Court for the Eastern District of Texas. The lawsuits generally alleged that the Company’s FlexNet System infringed upon patents owned by IP Co. and SIPCO. On September 30, 2010, the Company settled these lawsuits. As part of the settlement, the Company agreed to pay IP Co. and SIPCO approximately $4 million, payable in two installments, for a non-exclusive license to use certain patents owned by IP Co. and SIPCO. The Company paid the first installment of approximately $2 million in October 2010 and the second installment in the same amount in December 2010.

Item 1A. Risk Factors

There have been no material changes to the risk factors previously disclosed in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2010, which was filed with the SEC on December 20, 2010.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

(a) None.

(b) None.

(c) None.

Item 3. Defaults Upon Senior Securities

(a) None.

(b) None.

Item 4. Reserved

Item 5. Other Information

(a) None.

(b) None.

Item 6. Exhibits

A list of exhibits filed herewith is contained on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SENSUS (BERMUDA 2) LTD.

Date: February 11, 2011	By:	/s/ PETER MAINZ
Peter Mainz Chief Executive Officer & President (Principal Executive Officer)

Date: February 11, 2011	By:	/s/ JAMES HILTY
James Hilty Interim Chief Financial Officer & Vice President, Business Development (Principal Financial Officer)

Date: February 11, 2011	By:	/s/ THOMAS D. D’ORAZIO
Thomas D. D’Orazio Senior Vice President, Finance (Principal Accounting Officer)

SENSUS USA INC.

Date: February 11, 2011	By:	/s/ PETER MAINZ
Peter Mainz Chief Executive Officer & President (Principal Executive Officer)

Date: February 11, 2011	By:	/s/ JAMES HILTY
James Hilty Interim Chief Financial Officer & Vice President, Business Development (Principal Financial Officer)

Date: February 11, 2011	By:	/s/ THOMAS D. D’ORAZIO
Thomas D. D’Orazio Senior Vice President, Finance (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification of Chief Executive Officer pursuant to Rule 15d-14(a).

31.2	Certification of Chief Financial Officer pursuant to Rule 15d-14(a).

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.